UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Reports Financial Results for Third Quarter of Fiscal 2010
     We, LDK Solar Co., Ltd., have reported our unaudited financial results for the third quarter ended September 30, 2010. All financial results are reported in U.S. dollars on a U.S. GAAP basis.
Third Quarter Highlights
•	Record quarterly revenue of $675.6 million, an increase of 19.5% sequentially and 139.7% year-over-year;

•	Shipped 569.5 megawatts, or MW, of wafers, 94.1 MW of modules in the third quarter;

•	Gross margin for the third quarter was 22.2%;

•	Net income was $93.4 million, or $0.72 per diluted ADS for the third quarter;

•	Increased wafer capacity to 2.6 gigawatts, or GW, in September 2010;

•	Produced a total of approximately 1,243 metric tons, or MT, of polysilicon in the third quarter; and

•	Entered into several solar module supply contracts in the third quarter.
     Net sales for the third quarter 2010 were $675.6 million, compared to $565.3 million for the second quarter 2010 and $281.9 million for the third quarter 2009.
     Gross profit for the third quarter 2010 was $150.0 million, compared to $101.8 million for the second quarter 2010 and $56.8 million for the third quarter 2009.
     Gross margin for the third quarter 2010 was 22.2%, compared to 18.0% for the second quarter 2010 and 20.1% for the third quarter 2009.
     Income from operations for the third quarter 2010 was $119.5 million, compared to $78.6 million for the second quarter 2010 and $37.1 million for the third quarter 2009.
     Operating margin for the third quarter 2010 was 17.7% compared to 13.9% for the second quarter 2010 and 13.2% for the third quarter 2009.
     Income tax expense for the third quarter 2010 was $14.8 million, compared to $7.7 million for the second quarter 2010 and $6.6 million for the third quarter 2009.
     Net income for the third quarter 2010 was $93.4 million, or $0.72 per diluted ADS, compared to $45.0 million, or $0.36 per diluted ADS for the second quarter 2010 and $29.4 million, or $0.27 per diluted ADS for the third quarter 2009. The number of shares for calculating diluted ADS was approximately 136.0 million for the third quarter 2010, 125.9 million for the second quarter 2010 and 108.3 million for the third quarter 2009.
     We ended the third quarter 2010 with $571.9 million in cash and cash equivalents and $254.0 million in pledged bank deposits.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Sheet Information
(In US$’000)

	9/30/2010	6/30/2010

Assets
Current assets
Cash and cash equivalents	571,862	443,066
Pledged bank deposits	218,775	126,787
Trade accounts receivable, net and bills receivable	203,606	179,676
Inventories	436,653	423,494
Prepayments to suppliers, net	145,647	39,857
Other current assets	160,489	200,197
Deferred income tax assets, net	27,989	38,248

Total current assets	1,765,021	1,451,325
Property, plant and equipment, net	2,845,111	2,736,276
Deposits for purchases of property, plant and equipment and land use rights	106,118	68,727
Intangible asset, net	1,614	1,633
Land use rights	214,818	174,700
Inventories to be processed beyond one year	3,422	15,841
Prepayments to suppliers expected to be utilized beyond one year, net	14,751	15,149
Pledged bank deposits — non-current	35,274	134,392
Investment in an associate and a joint venture	50,201	45,203
Deferred income tax assets	16,333	15,158
Other non-current assets	17,476	16,380

Total assets	5,070,139	4,674,784

Liabilities and equity
Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	1,207,152	1,150,524
Convertible senior notes, net of debt discount	391,450	394,789
Trade accounts payable and bills payable	489,009	376,773
Advance payments from customers, current portion	230,856	219,235
Accrued expenses and other payables	706,968	613,964
Income tax payable	9,163	6,714
Obligations under capital leases — current portion	35,420	34,482
Other financial liabilities	1,609	7,466

Total current liabilities	3,071,627	2,803,947
Long-term bank borrowings, excluding current installments	640,043	487,007
Obligations under capital leases, excluding current installments	24,882	33,469
Advance payments from customers — non-current	153,050	157,431
Other liabilities	96,226	230,337
Deferred income tax liability	10,165	9,703

Total liabilities	3,995,993	3,721,894

Equity
Total LDK Solar Co., Ltd. shareholders’ equity	1,034,313	915,506
Non-controlling interests	39,833	37,384

Total equity	1,074,146	952,890

Total liabilities and shareholders’ equity	5,070,139	4,674,784

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations Information
(In US$’000, except per ADS data)

	For the 3 Months Ended
	9/30/2010	6/30/2010

Net sales	675,630	565,291
Cost of goods sold	(525,592)	(463,449)

Gross profit	150,038	101,842
Selling expenses	(6,227)	(3,157)
General and administrative expenses	(20,122)	(17,995)
Research and development expenses	(4,189)	(2,069)

Total operating expenses	(30,538)	(23,221)

Profit from operations	119,500	78,621
Other income (expenses):
Interest income	1,635	654
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(23,553)	(23,103)
Foreign currency exchange gain (loss), net	11,692	(5,806)
Government subsidies	136	2,582
Others	673	178

Profit before income tax	110,083	53,126
Income tax expense	(14,833)	(7,653)

Net income after taxes before non-controlling interest	95,250	45,473
Profit attributable to non-controlling interest	(1,890)	(424)

Net income attributable to holders of ordinary shares	93,360	45,049

Net income per ADS, Diluted	$0.72	$0.36

Incorporation by Reference
     This report on Form 6-K (except our press release attached hereto as Exhibit 99.1) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.
Exhibit
     Attached hereto as Exhibit 99.1 is the press release we issued on November 8, 2010 relating to our unaudited financial results for the third quarter 2010, which is furnished to the SEC.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: November 9, 2010

EXHIBIT 99.1: PRESS RELEASE
LDK Solar Reports Financial Results for Third Quarter of Fiscal 2010
XINYU CITY, China and SUNNYVALE, Calif., November 8, 2010 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers and PV products, today reported its unaudited financial results for the third quarter ended September 30, 2010.
All financial results are reported in U.S. dollars on a U.S. GAAP basis.
Third Quarter Highlights:
•	Record quarterly revenue of $675.6 million, an increase of 19.5% sequentially and 139.7% year-over- year;

•	Shipped 569.5 MW of wafers, 94.1 MW of modules in the third quarter;

•	Gross margin for the third quarter was 22.2%;

•	Net income was $93.4 million, or $0.72 per diluted ADS for the third quarter;

•	Increased wafer capacity to 2.6 GW in September 2010;

•	Produced a total of approximately 1,243 MT of polysilicon during the third quarter; and

•	Entered into several solar module supply contracts during the third quarter.
Net sales for the third quarter of fiscal 2010 were $675.6 million, compared to $565.3 million for the second quarter of fiscal 2010 and $281.9 million for the third quarter of fiscal 2009.
Gross profit for the third quarter of fiscal 2010 was $150.0 million, compared to $101.8 million in the second quarter of fiscal 2010 and $56.8 million for the third quarter of fiscal 2009.
Gross margin for the third quarter of fiscal 2010 was 22.2%, compared to 18.0% in the second quarter of fiscal 2010 and 20.1% in the third quarter of fiscal 2009.
Income from operations for the third quarter of fiscal 2010 was $119.5 million, compared to $78.6 million for the second quarter of fiscal 2010 and $37.1 million for the third quarter of fiscal 2009.
Operating margin for the third quarter of fiscal 2010 was 17.7% compared to 13.9% in the second quarter of fiscal 2010 and 13.2% in the third quarter of fiscal 2009.
Income tax expense for the third quarter of fiscal 2010 was $14.8 million, compared to $7.7 million in the second quarter of fiscal 2010 and $6.6 million in the third quarter of fiscal 2009.
Net income for the third quarter of fiscal 2010 was $93.4 million, or $0.72 per diluted ADS, compared to $45.0 million, or $0.36 per diluted ADS for the second quarter of fiscal 2010 and $29.4 million, or $0.27 per diluted ADS for the third quarter of fiscal 2009. The number of shares for calculating diluted ADS was approximately 136.0 million for the third quarter of fiscal 2010, 125.9 million for the second quarter of fiscal 2010 and 108.3 million for the third quarter of fiscal 2009.
LDK Solar ended the third quarter of fiscal 2010 with $571.9 million in cash and cash equivalents and $254.0 million in pledged bank deposits.
“Our results for the third quarter were strong by all measures,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “We delivered a second consecutive quarter of record revenue as strong industry demand coupled with an improved pricing environment drove better than expected results.
“We are benefiting from our diversification strategy as we see increasing contributions from our polysilicon, module and cell businesses. As we gain further traction in these areas, we expect to experience enhanced top line and earnings growth.
“During the third quarter, our expansion plans remained on track as we reached manufacturing capacity of 11,000 MT in polysilicon, 2.6 GW in wafers, 760 MW in modules and 120 MW in cells. We signed multiple supply contracts which further broaden our customer base. Importantly, our recent financing agreement with the China Development Bank enhances our ability to pursue our long-term growth strategy. With our strong financial position and healthy order trend, we see continued opportunity for growth.”
Business Outlook
The following statements are based upon management’s current expectations. These statements are forward-looking in nature, and the actual results may differ materially. You should read the “Safe Harbor Statement” below with respect to the risks and uncertainties relating to these forward-looking statements.
For the fourth quarter of fiscal 2010, LDK Solar estimates its revenue to be in the range of $710 million to $750 million with wafer shipments between 580 MW and 600 MW, and module shipments between 120 MW and 130 MW, in-house polysilicon production between 1,700 MT and 1,900 MT, in-house cell production between 20 MW and 23 MW and gross margin between 24% and 26%.
For fiscal 2011, LDK Solar expects its revenue to be in the range of $2.9 billion to $3.3 billion with wafer shipments between 2.5 GW and 2.8 GW and module shipments between 700 MW and 800 MW, in-house polysilicon production between 9,000 MT and 10,000 MT, in-house cell production between 400 MW and 500 MW and gross margin between 22% and 28%.
Conference Call Details
The LDK Solar Third Quarter 2010 teleconference and webcast is scheduled to begin at 5:00 p.m. Eastern Time (ET), on November 8, 2010. To listen to the live conference call, please dial 877-941-2321 (within U.S.) or 480-629-9714 (outside U.S.) at 5:00 p.m. ET on November 8, 2010. An audio replay of the call will be available through November 10, 2010, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4377929#.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Sheet Information
(In US$’000)

	9/30/2010	6/30/2010

Assets
Current assets
Cash and cash equivalents	571,862	443,066
Pledged bank deposits	218,775	126,787
Trade accounts receivable, net and bills receivable	203,606	179,676
Inventories	436,653	423,494
Prepayments to suppliers, net	145,647	39,857
Other current assets	160,489	200,197
Deferred income tax assets, net	27,989	38,248

Total current assets	1,765,021	1,451,325
Property, plant and equipment, net	2,845,111	2,736,276
Deposits for purchases of property, plant and equipment and land use rights	106,118	68,727
Intangible asset, net	1,614	1,633
Land use rights	214,818	174,700
Inventories to be processed beyond one year	3,422	15,841
Prepayments to suppliers expected to be utilized beyond one year, net	14,751	15,149
Pledged bank deposits — non-current	35,274	134,392
Investment in an associate and a joint venture	50,201	45,203
Deferred income tax assets	16,333	15,158
Other non-current assets	17,476	16,380

Total assets	5,070,139	4,674,784

Liabilities and equity
Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	1,207,152	1,150,524
Convertible senior notes, net of debt discount	391,450	394,789
Trade accounts payable and bills payable	489,009	376,773
Advance payments from customers, current portion	230,856	219,235
Accrued expenses and other payables	706,968	613,964
Income tax payable	9,163	6,714
Obligations under capital leases — current portion	35,420	34,482
Other financial liabilities	1,609	7,466

Total current liabilities	3,071,627	2,803,947
Long-term bank borrowings, excluding current installments	640,043	487,007
Obligations under capital leases, excluding current installments	24,882	33,469
Advance payments from customers — non-current	153,050	157,431
Other liabilities	96,226	230,337
Deferred income tax liability	10,165	9,703

Total liabilities	3,995,993	3,721,894

Equity
Total LDK Solar Co., Ltd. shareholders’ equity	1,034,313	915,506
Non-controlling interests	39,833	37,384

Total equity	1,074,146	952,890

Total liabilities and shareholders’ equity	5,070,139	4,674,784

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations Information
(In US$’000, except per ADS data)

	For the 3 Months Ended
	9/30/2010	6/30/2010

Net sales	675,630	565,291
Cost of goods sold	(525,592)	(463,449)

Gross profit	150,038	101,842
Selling expenses	(6,227)	(3,157)
General and administrative expenses	(20,122)	(17,995)
Research and development expenses	(4,189)	(2,069)

Total operating expenses	(30,538)	(23,221)

Profit from operations	119,500	78,621
Other income (expenses):
Interest income	1,635	654
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(23,553)	(23,103)
Foreign currency exchange gain (loss), net	11,692	(5,806)
Government subsidies	136	2,582
Others	673	178

Profit before income tax	110,083	53,126
Income tax expense	(14,833)	(7,653)

Net income after taxes before non-controlling interest	95,250	45,473
Profit attributable to non-controlling interest	(1,890)	(424)

Net income attributable to holders of ordinary shares	93,360	45,049

Net income per ADS, Diluted	$0.72	$0.36

About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE:LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and the world’s largest producer of multicrystalline wafers. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules and cells. The Company also engages in project development activities in selected segments of the PV market. Through its broad product offering, LDK Solar provides its customers with a full spectrum of PV solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801